SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

April 9, 2025

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on April 9, 2025.

Ciudad Autónoma de Buenos Aires, 9 de abril de 2025

Señores

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

A3 Mercados S.A.

Presente

Ref.: Hecho Relevante – Cancelación Programa CEDEARs - TELECOMUNICACOES BRASILEIRAS S.A. – TELBRÁS

De mi mayor consideración:

Tengo el agrado de dirigirme a Uds., en mi carácter de Responsable de Relaciones con el Mercado de Banco Macro S.A., con relación al asunto de referencia, a fin de comunicar a los tenedores de CEDEARs de TELECOMUNICACOES BRASILEIRAS S.A. – TELBRÁS que Banco Macro S.A. (en su carácter de continuador de las obligaciones de Banco BMA S.A.U. como emisor bajo el Programa de emisión de certificados de depósitos argentinos denominados “CEDEAR – TELEBRAS (PN)”, oportunamente autorizado por la Comisión Nacional de Valores con fecha 12 de marzo de 1998, mediante la resolución N° 12.171) (el “Programa”) ha decidido proceder con el rescate de la totalidad de los CEDEARs actualmente en circulación, de conformidad con lo establecido en el punto 5 de los Términos y Condiciones del Programa.

La fecha de Cancelación de los CEDEARs, que se establece como Fecha de Record Date, se estipula para el 12 de mayo de 2025. Asimismo, se informa al público inversor que la Fecha de Liquidación será a las 48 hábiles contadas desde la Fecha de Cancelación.

Se le recuerda al público inversor que, como consecuencia del mencionado rescate, oportunamente se procederá con la baja del programa del CEDEAR pasada la fecha de RECORD DATE.

De acuerdo con todo lo informado, Banco Macro S.A. tramitará ante CNV y BYMA la solicitud de baja del programa de CEDEAR de TELECOMUNICACOES BRASILEIRAS S.A. – TELBRÁS (Cod. CDV 8003) (ISIN ARITAU110094) con posterioridad a la materialización de la liquidación de las posiciones de los CEDEARS.

En caso de querer comunicarse con el equipo de CEDEARS de Banco Macro S.A. podrán dirigirse a la siguiente dirección de correo electrónico: productosfinancieros@macro.com.ar.

Sin otro particular, saluda a Uds. atentamente,

Jorge F. Scarinci

Responsable de Relaciones con el Mercado

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 9, 2025

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name:	Jorge F. Scarinci
Title:	Chief Financial Officer